GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: 604-681-8222 Fax: 604-681-8282

[redacted]

February 17, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street NW
Washington, DC USA 20549

Re: SEC File #82-659

Pursuant to Rule 12g3-2 section (b)(1)(iii), please find attached the following:

1. News Release of January 6, 2004;
2. News Release of January 30, 2004;
3. News Release of February 3, 2004;
4. News Release of February 5, 2004;
5. News Release of February 10, 2004;
6. News Release of February 17, 2004

GOLDEN ARCH RESOURCES LTD.

SShairp

Susan Shairp
Filings

dlw 3/9

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

NEWS RELEASE

January 6, 2004 – Golden Arch Resources (the "Company") is pleased to announce a tentative agreement to purchase mineral, and gas and oil interests held by Safe Environment Engineering Canada Ltd. (SFU:TSX-V delisted), subject to regulatory approval. With the application of a $10,000 Cdn refundable deposit, the Company will be able to review all SFU documents to determine the potential value these assets. Negotiations on the purchase price of these assets will follow the review of all files.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

GAI: TSX Venture	Exemption 12g3 - 2(b)
GARCF: O.T.C	SEC File # 82-659

NEWS RELEASE

Initial Diamond Drilling at Mildred Peak Begins

January 30, 2004 – Golden Arch Resources (the "Company") is pleased to announce the beginning of a preliminary drilling program on the Mildred Peak Gold Property in Pima County, Arizona. Layne Christensen Company has been contracted by the 'Company' to do the initial drilling program of the Mildred Peak property. The drilling program consists of approximately 4,300 feet of NX (1.875 in) diameter core. Layne Christensen will be mobilized by the second week of February, 2004. The two main targeted areas are the high grade Amado Area located in the southern part if the property, and the low grade Jupiter Area located in the north.

The Amado Area consists of the Rachel zone and the Michelle zone. The Michelle zone, which was trenched by the 'Company' in 2003 had reported exciting results which were news released on May 28, 2003 of an area approximately 95 meters long (311ft.) and an average with of 8.25 meters wide (27ft.) The weighted results of the Michelle zone were approximately 11.3 grams gold per ton (0.33opt Au).

The Jupiter Mine Area, believed to be a large gold mineralized zone over 2km long with moderate to highly anomalous values, was initially trenched in May 2002. News release June 19, 2002, reports anomalous samples ran as high as 2,800 ppb., with grab samples within this area having grades as high as 1.27 opt Au. Trenches A,B and C, in the Jupiter Area had values in excess of 1.5 g/t Au (0.044 opt), four additional short trenches on an extended line northeast from Trench A had results ranging from 4m @ 1.70g/t Au (0.050 opt) to 2m@9.5g/t Au.(0.28 opt). Trench H, ranged from 1.5 g/t Au (0.044 opt) to 9.5 g/t Au (0.28 opt.).

The current preliminary drill program will test the shallow dept extension of the significant results developed in the surface trenching program. Golden Arch Resources will continue to explore and develop the Mildred Peak Property in 2004 with additional sampling and trenching followed by future drill programs.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

// GOLDEN ARCH RESOURCES LTD.
#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

Exemption 12g3 - 2(b)
SEC File # 82-659

GAI: TSX Venture
GARCF: O.T.C

NEWS RELEASE

February 3, 2004 – Golden Arch Resources Ltd. (the "Company") is pleased to announce that a private placement is being arranged consisting of 3,000,000 Units at $0.30 Cdn per Unit for total proceeds of $900,000.00, subject to regulatory approval. Each Unit consists of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder to purchase one additional common share at an exercise price of $0.40 per share for a period of 18 months. A finder's fee is payable on a portion of the private placement, subject to regulatory approval. Proceeds will be used for the development of the Company's Mildred Peak project in Pima County Arizona, and for corporate overhead.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

Exemption 12g3 - 2(b)
SEC File # 82-659

GAI: TSX Venture
GARCF: O.T.C

NEWS RELEASE

February 5, 2004 – Golden Arch Resources Ltd. (the "Company") announces it has arranged a debt settlement with Redhawk Resources Inc. ("Redhawk", RDK-TSXV) to settle the $5000 deposit advanced by Redhawk towards an agreement to participate in the Company's Mildred Peak Project, plus half of the legal costs arising from the negotiations, for a total of $13,853.80. To settle this debt, the Company will issue 55,415 common shares to Redhawk at a deemed price of $0.25 per share, subject to regulatory approval.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

NEWS RELEASE

February 10, 2004 – Golden Arch Resources (the "Company") is pleased to announce that it has acquired for $72,728.00 US an interest in the oil and gas leases covering Section 66, Block A-2, H. & G.N. R.R Survey, Hemphill County, Texas.

Currently, the operator W. C. Payne is preparing to drill the #9-66 Young of which Golden Arch will participate. This well is proposed to a depth of approximately 14,000'. The primary target is the Morrow Sands of Pennsylvanian age responsible for prolific production in the region.

One particular Morrow sand located at a depth of 13,264' in the Chevron #9-71 A. A. Ross, an offset well just north of the prospect, began producing at a rate of 5,000 [MCFGPD] in November 2000 three years ago, from 14' of Morrow sand pay. That well is currently still producing at 5,000 [MCFGPD] with no decline and has produced a cumulative of 5,680,892 [MCFG] to November 2003.

The proposed well location was placed using a combination of conventional three dimensional seismic shot over an approximate 36 [sq/mile] area then reprocessed using spectral decomposition. This state of the art processing was prepared by Devon Energy, a partner in the project, on a Landmark seismic system. Both methods complimented each other and give strong evidence of encountering the same producing horizon in the proposed well that was found in the Chevron producer.

Golden Arch has acquired a three percent (3%) working interest before payout converting to a two percent (2%) working interest after payout.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"B. Keith Shirley"

B. Keith Shirley, PG
Director

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

NEWS RELEASE

February 17, 2004- Golden Arch Resources Ltd. (the 'Company') is pleased to announce the hiring of Bernard Stannus B.Sc., P. Eng. in association with the Company's Mildred Peak Property in Pima County, Arizona. Mr. Stannus will be Senior Geologist in charge of exploration and operations of the Mildred Peak Project.

Mr. Stannus has vast experience from the exploration stage through design, development, construction, and mine start-up and operations. Mr. Stannus previously participated in or directed gold projects with Glamis Gold Ltd., Barrick, and Thyssen Mining Exploration Inc., as well as copper projects with Barrick, and Afton Mines Ltd.

In conjunction with his new position with the Company, Mr. Stannus has been granted options of 50,000 common shares at a deemed price of $0.26 per share for two years.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President